SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                   FOR THE THREE MONTHS ENDED MARCH 28, 2002

                             COMMISSION FILE NUMBER


                             VIVENDI UNIVERSAL 401(k) -
               DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES
                                800 Third Avenue
                            New York, New York 10022
              (Full title of the plan and the address of the plan)


                                Vivendi Universal S.A.
                             42, avenue de Friedland
                          75380 Paris Cedex 08, France
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              REQUIRED INFORMATION


1.   Not Applicable.

2.   Not Applicable.

3.   Not Applicable.

4. Vivendi Universal 401(k) -- Deferred Savings and Investment Plan for Employees (the "Vivendi Universal 401(k) -- Deferred Savings Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Vivendi Universal 401(k) -- Deferred Savings Plan for the period ended March 28, 2002 prepared in accordance with the financial reporting requirements of ERISA.


                                    EXHIBITS


1. Financial statements of the Vivendi Universal 401(k) -- Deferred Savings Plan for the period ended March 28, 2002 prepared in accordance with the financial reporting requirements of ERISA.

2.   Consent of McGladrey & Pullen, LLP, independent accountants.

3. Certification furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                      VIVENDI UNIVERSAL 401(k) PLAN -- DEFERRED
                                      SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES


                                      By  /s/ Robert Greenberg
                                         ----------------------------------
                                         Robert Greenberg
                                         Senior Vice President - Global
                                         Compensation and Benefits,
                                         Vivendi Universal US Holding Co.


Date:  June 30, 2003

                                                                       Exhibit 1


                           VIVENDI UNIVERSAL 401(k)
                        DEFERRED SAVINGS AND INVESTMENT
                              PLAN FOR EMPLOYEES

                             FINANCIAL STATEMENTS
                                MARCH 28, 2002

CONTENTS


-------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
ON THE FINANCIAL STATEMENTS                                                   1
-------------------------------------------------------------------------------

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits                                 2

Statement of Changes in Net Assets Available for Benefits                      3

Notes to Financial Statements                                                4-9

-------------------------------------------------------------------------------

INDEPENDENT AUDITOR'S REPORT


To the Administrative Committee of
Vivendi Universal 401(k) Plan -
Deferred Savings and Investment Plan for Employees


We have audited the accompanying statements of net assets available for benefits of Vivendi Universal 401 (k) Plan - Deferred Savings and Investment Plan for Employees as of March 28, 2002 and December 31, 2001, and the related statement of changes in net assets available for benefits for the period January 1, 2002 through March 28, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Vivendi Universal 401(k) Plan - Deferred Savings and Investment Plan for Employees as of March 28, 2002 and December 31, 2001, and the changes in net assets available for benefits for the the period January 1, 2002 through March 28, 2002 in conformity with accounting principles generally accepted in the United States of America.


                                            /s/ McGladrey & Pullen, LLP


New York, New York
June 30, 2003

VIVENDI UNIVERSAL 401(k) PLAN
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
March 28, 2002 and December 31, 2001



                                                   2002                 2001
------------------------------------------------------------------------------

Net assets held in trust by Vanguard Fiduciary
  Trust Company (Note 6)                             $ -          $ 54,628,333
Liabilities                                            -                     -
                                          ------------------------------------
Net Assets Available for Benefits                    $ -          $ 54,628,333
                                          ====================================


See Notes to Financial Statements.

VIVENDI UNIVERSAL 401(k) PLAN
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the period ended January 1, 2002 through March 28, 2002


---------------------------------------------------------------------------


Additions to net assets attributed to:
Investment income (loss):
Net (depreciation) in fair value of investments                $(1,492,268)
Dividends and interest                                             278,121
                                                               ------------
                                                                (1,214,147)
                                                               ------------

Contributions:
Employee contributions                                             967,846
Employer contributions                                             416,111
                                                               ------------
                                                                 1,383,957
                                                               ------------

        Total additions                                            169,810
                                                               ------------


Deductions to net assets attributed to:
Participant withdrawals                                         (1,864,782)
Transfer of assets to affiliated plan                          (52,933,361)
                                                               ------------

        Total deductions                                       (54,798,143)
                                                               ------------

        Net decrease                                           (54,628,333)

Net assets available for benefits:
   Beginning of period                                          54,628,333
                                                               ------------
   End of period                                                       $ -
                                                               ============


SEE NOTES TO FINANCIAL STATEMENTS.

VIVENDI UNIVERSAL 401(k) PLAN
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Description of the Plan

The following brief description of Vivendi Universal 401(k) Plan - Deferred Savings and Investment Plan for Employees (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General: The Plan became effective January 1, 1987, and the Plan was amended from time to time including amendments subsequent to December 31, 1998. It is a profit sharing, thrift-type defined contribution plan with a 401(k) provision under which certain employees of PolyGram Holding, Inc. (the "Company") may participate. Leased employees, "freelance" employees or consultants are not eligible to participate. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Eligibility: The Plan is a voluntary defined contribution plan. According to the Plan document amended and restated as of January 1, 2002. Employees who are defined as "Polygram Employees" under section 1.52 are eligible to participate in the plan.

Contribution: Each participant's account is credited with the participant's contribution and the employer's matching contribution. Plan earnings are allocated based on participant account balances, as defined. Eligible employees may make a combination of pre-tax dollars and after-tax dollars contributions, in whole percentage of annual earnings, through payroll deductions. In 2001, participants may contribute up to 17% of their annual earnings, subject to a 12% maximum in pre-tax contributions and 17% maximum in after-tax contributions. Highly compensated employees, as defined by the Plan, are allowed to make pre-tax contributions up to 17% with a limit of 12% of their pre-tax account. Matching contributions were increased to 60% of the first 6% of participants' pre-tax and after-tax contributions made during each payroll period.

In 2002, each participant who is an eligible employee and a non-highly compensated employee may elect to reduce his or her salary by at least 1% and not more than 17% (in whole percentages) and have that amount contributed to the Plan by the Company as a pre-tax contribution. Each participant who is both an eligible employee and a highly compensated employee may elect to reduce his or her salary by at least 1% and not more than 10% (in whole percentages) and have that amount contributed to the Plan by the Company as pre-tax contributions. Each participant, who is an eligible employee, may elect 1% to 17 % (in whole percentages) of his or her salary; provided, however, that in no event may the aggregate percentage of salary contributed when added to the percentage of pre-tax contribution exceed 17% of salary.

For each plan year, the Company may make matching contributions to the matching contribution accounts of participants equal to 60% of the first 6% of the participants pre-tax and after tax contributions made during each payroll period. The Participating Companies matching Contributions are subject to limitations imposed by federal laws for qualified retirement plan.

Participants may elect to have their contributions and matching contributions invested in a variety of investment funds. Investment elections or contribution rate changes can be changed on any business day and must be made in increments of 1%.

VIVENDI UNIVERSAL 401(k) PLAN
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Description of the Plan (Continued)

Vesting: A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover account. A participant's interest in the Company's matching contribution will become vested according to the following schedule:



                    Years of service                     Vested Percentage
-------------------------------------------------------------------------------
                        Less than 1                               0%
                At least 1, but less than 2                      20%
                At least 2, but less than 3                      40%
                At least 3, but less than 4                      60%
                At least 4, but less than 5                      80%
                         5 or more                              100%



In addition, nonvested employer matching contributions become 100% vested upon disability (as defined by the Plan), retirement or death.

Participants as of December 10, 1998 are fully vested in their benefits accrued through December 31, 1998. Employer matching contributions related to services performed by employees from January 1, 1999 forward are subject to the vesting schedule set forth in the Plan. Effective August 23, 1999, participants who attain age 60 while in service with the employer shall become 100% vested. Amounts credited to a participant's accounts under the Polygram Plan shall continue to vest on and after January 1, 2001 in accordance with the provisions of the Polygram Plan as in effect on December 31, 2000 to the extent the application of those provisions provide the employee with a greater vested percentage.

Forfeitures: The nonvested interest of terminated participants serves to reduce Participating Company contributions in accordance with the terms of the Plan. The Participating Companies used $5,239 in forfeitures to offset their contributions during the period ended March 28, 2002.

Loans to Participants: Participants may borrow from their vested account balance. The minimum loan amount is $1,000 and the maximum is the lesser of $50,000 or 50% of the participant's vested amount balance. With respect to loans granted on and after January 1, 1999, one principal residence loan and one general loan may be outstanding at any one time. The interest rate charged shall be set as the prime rate as of the first day of the month in which such loan was made during the month. Repayments are made through payroll deductions over a period of not less than twelve months and not more than five years although the term may be extended to 15 years if the loan is for the purpose of the participant's primary residence.

If a borrower defaults on a loan, the amount of the loan (plus any accrued interest) shall be deemed distributed, and the value of borrower's account reduced accordingly as the date of default.

Participant Distributions: The distribution to which a plan participant is entitled is provided by the vested contributions and income thereon allocated to the participant's account. The distribution election may be made upon retirement, death, disability or termination of employment. Distributions are in the form of immediate or deferred cash lump sum or immediate or deferred installments. Installments are available

VIVENDI UNIVERSAL 401(k) PLAN
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note 1.  Description of the Plan (continued)

only for participants who retire or who are disabled as defined by the Plan. Normal retirement age is 65; however, a participant may work past his normal retirement date and continue to participate in the Plan until termination of employment. If a former participant is rehired and has not received a distribution of his account balance, any forfeited amounts will be reinstated. If the former participant has received a distribution, then the distribution must be repaid within five years from the participant's rehire date in order to restore the forfeiture amount. There are also certain inservice withdrawals from the Plan.

Note 2.  Significant Plan Changes

Effective January 1, 2002, Vivendi Universal US Holding Co. amended Joseph E. Seagram & Sons, Inc. Master Trust agreement and changed the plan name from Polygram Holding, Inc. Deferred Savings and Investment Plan for Employees to Vivendi Universal 401(k) Plan - Deferred Savings and Investment Plan for Employees.

Effective March 28, 2002, all of the Plan's assets were transferred into the Vivendi Universal 401(k) Plan and its existence as a separate plan has been discontinued.

Note 3.  Summary of Significant Accounting Policies

The accounting policies followed in the preparation of the financial statements of the Vivendi Universal 401(k) Plan - Deferred Savings and Investment Plan for Employees ("the Plan") confirm with accounting principles generally accepted in the United States of America. The more significant accounting policies are:

Basis of Accounting: The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The assets were held in trust by Bank of New York (Trustee) in the Joseph E. Seagram & Sons, Inc. Master Trust Agreement (Master Trust), which also included assets of the 401(k) plans of the Company's affiliates, Universal Studios, Inc., UMG Manufacturing and Logistics, Inc. and Spencer Gifts, Inc. and Joseph E. Seagram & Sons, Inc. Effective July 1, 1999, the assets of the Polygram Holding, Inc. Deferred Savings and Investment Plan for Employees were added to the Master Trust. The related investment income and appreciation in fair value represents allocations to the Plan based upon the ratio of the Plan's assets to total Master Trust Assets.

Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities representing units of other funds are recorded at net asset value of shares held by the Plan at year-end and the Vivendi

Universal ADSs are stated at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date. Purchases and sales of securities are accounted for on a trade date basis with average cost basis used for determining the cost of the investments sold. Interest income is recorded on an accrual basis.

Payment of Benefits: Benefits are recorded when paid.

Note 4.  Tax Status of Plan

The Internal Revenue Service has ruled by a letter dated September 10, 2002 that the Plan is qualified under Section 401 (a) of the Internal Revenue Code ("IRC"), as amended. So long as the Plan continues to be so qualified, it is not subject to Federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 5.  Related Party Transactions

Some of the Plan expenses including trustee, custodial, and certain recordkeeping fees, are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.

Note 6.  Assets Held in Trust
The assets of the Plan are invested in the Master Trust held by the Trustee where the assets of other related employee benefit plans of affiliates are invested on a commingled basis. Effective March 28, 2002, Vivendi Universal 401(k) Plan - Deferred Savings and Investment Plan for Employees (the "Polygram Plan"), Vivendi Universal 401(k) Plan - Universal Employees, Vivendi Universal 401(k) Plan - Uni Employees were merged into the Vivendi Universal 401(k) Plan, and the Master Trust changed its Trustee and recordkeeper from Bank of New York and Hewitt Associates to Vanguard Fiduciary Trust Company and Vanguard Group, Inc., respectively. Net Assets held in the Master Trust for Vivendi Universal US Holding Co. as of March 28, 2002 and December 31, 2001 were as follows:


                                                           2002        2001
                                                        -----------------------

Assets
Investments held in trust at fair values determined
 by quoted market prices:
Stable income fund
  Vanguard Retirement Saving Trust                      $    -     $121,870,473
Bond fund
  PIMCO total return fund, class A shares                    -      116,050,435
S&P 500 index fund
  Vanguard employee benefit fund                             -      168,991,669
Managed equity fund
  Vanguard value index fund                                  -       45,758,762
Growth equity fund
  Vanguard institutional index fund                          -       20,321,155
Vivendi Universal stock fund
  Vivendi Universal ADSs                                     -       34,029,544
  Collective short term investment fund                      -          553,319
The Coca-Cola Company stock fund
  The Coca-Cola Company common stock                         -        1,561,089
  Collective short term investment fund                      -          108,353
Dreyfus small company value fund
  Berger Small Cap Value Fund                                -       46,493,358
MSDW international equity fund
  MSDW international equity fund                             -       19,032,529
Dresdner global technology fund
  Dresdner RCM global technology fund                        -       10,590,173
Loans to Participants                                        -        8,457,476
                                                       -------------------------

        Total Investments                              $     -     $593,818,335
                                                       =========================

VIVENDI UNIVERSAL 401(k) PLAN
DEFERRED SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note 6.  Assets Held in Trust (continued)
As of March 28, 2002 and December 31, 2001, the Plan's net assets held in the Master Trust available for benefits in the individual investment funds were as follows:

                                                2002                2001
                                            -----------------------------------
Berger SmCap V Fund-Investor                   $     -          $  5,049,363
Dresdner RCM Global Tech                             -            12,509,732
Loan Fund                                            -               824,338
Morgan Stanley Instit. International                 -             2,982,784
PIMCO Total Return                                   -             1,102,903
Vanguard 500 Index                                   -            14,566,224
Vanguard Growth Index                                -             1,968,450
Vanguard Retirement Savings Trust                    -             8,465,751
Vanguard Value Index                                 -             5,392,653
Vivendi Universal Stock Fund                         -             1,766,135
                                             -----------------------------------
Total                                          $     -          $ 54,628,333
                                             ===================================


Note 7.  Investment Income from Master Trust

Investments held in trust are maintained at fair values determined by quoted market prices. For the period ended March 28, 2002, the Plan's interest in the appreciation (depreciation) in fair value and other income was as follows:


                                                  2002
                                            ---------------
Berger SmCap V Fund-Investor                  $ (1,031,279)
Dresdner RCM Global Tech                           (88,828)
Morgan Stanley Instit. International                69,178
PIMCO Total Return                                 (33,064)
Vanguard 500 Index                                  12,107
Vanguard Growth Index                              (40,662)
Vanguard Retirement Savings Trust                    4,235
Vanguard Value Index                               118,477
Vivendi Universal Stock Fund                      (502,432)
                                            --------------
Investment losses (net of investment gains)     (1,492,268)

Interest and dividends                             278,121
                                            --------------

Investment (loss)                             $ (1,214,147)
                                            ==============

                                                                     Exhibit 2


                      CONSENT OF INDEPENDENT ACCOUNTANTS


                            Vivendi Universal, S.A.
                        Vivendi Universal 401(k) Plan -
              Deferred Savings and Investment Plan for Employees


We hereby consent to the incorporation by reference of our report dated June 30, 2003 which appears in your Annual Report on Form 11-K of the Vivendi Universal 401(k) Plan - Deferred Savings and Investment Plan for Employees for the period ended March 28, 2002.


                                      By /s/ McGladrey & Pullen, LLP
                                        ------------------------------
                                             McGladrey & Pullen, LLP


McGladrey & Pullen, LLP
New York, N.Y.
June 30, 2003

                                                                     Exhibit 3


                           Certification Pursuant to
                            18 U.S.C. Section 1350
     As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

    In connection with the Annual Report on Form 11-K of the Vivendi Universal 401(k) -- Deferred Savings and Investment Plan for Employees (the "Plan") for the three months ended March 28, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of Vivendi Universal S.A. certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer's knowledge, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Dated:  June 30, 2003                   By:  /s/Jean-Rene Fourtou
                                             ------------------------
                                             Jean-Rene Fourtou
                                             Chief Executive Officer



Dated:  June 30, 2003                   By:  /s/Jacques Espinasse
                                             ------------------------
                                             Jacques Espinasse
                                             Chief Financial Officer


*The foregoing certification is incorporated solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used for any other purpose. A signed original of this written statement required by Section 906 has been provided to Vivendi Universal S.A. and will be retained by Vivendi Universal S.A. and furnished to the Securities and Exchange Commission or its staff upon request.